FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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[ x ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

(Print or Type Reponses)

1. Name and Address of Reporting Person* Aspen Partners (a series of Aspen Capital Partners, LP) Aspen Capital LLC, Its general partner Hect, Nikos, managing member of Aspen Capital LLC	2. Issuer Name and Ticker or Trading Symbol Fresenius Medical Care Holdings Inc. (FSMEP)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[    ] Director                          [ x ] 10% Owner

[    ] Officer (give title below)    [    ] Other (specify below)

        Vice President, Finance and Controller
_______________________________________________

(Last) (First) (Middle) c/o Aspen Advisors LLC 152 West 57th Street, 46th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March, 2003
(Street) New York New York 10019		5. If Amendment, Date of Original (Month/Day/Year) 3/02	7. Individual or Joint/Group Filing (Check Applicable Line) [ ] Form filed by One Reporting Person [ x ] Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I—Non–Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Direct Ownership of Aspen Partners
Class D Special Dividend Preferred Stock	3/28/03		J (Redemption by Issuer)		$2,300, 490	D	$0.10	0	D
Indirect Ownership
Class D Special Dividend Preferred Stock	3/28/03		J (Redemption by Issuer)		$2,300, 490+	D	$0.10	0	I	By General Partner
Class D Special Dividend Preferred Stock	3/28/03		J (Redemption by Issuer)		$2,300, 490++	D	$0.10	0	I	By Manager of GP

Table II—Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

+    Aspen Capital LLC, general partner of Aspen Partners, disclaims beneficial ownership of the securities except to the extent of its pecuniary interest, as calculated pursuant to Rule 16a-1(a)(2) and (a)(3).

++   Nikos Hecht, managing member of Aspen Capital LLC, general partner of Aspen Partners disclaims beneficial ownership of the securities except to the extent of his pecuniary interest, as calculated pursuant to Rule 16a-1(a)(2) and (a)(3).

Aspen Capital LLC By Nikos Hecht, Managing Member /s/ Nikos Hecht ———————————————————— **Signature of Reporting Person	3/31/03 —————————————— Date

Aspen Capital Partners, L.P. By Aspen Capital LLC, its General Partner By Nikos Hecht, Managing Member /s/ Nikos Hecht ———————————————————— **Signature of Reporting Person	3/31/03 —————————————— Date

Nikos Hecht /s/ Nikos Hecht ———————————————————— **Signature of Reporting Person	3/31/03 —————————————— Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, See Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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